                                            Registration Statement No. 333-69753

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Pre-Effective Amendment No. 1 to

                                    FORM S-2

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                                   CONNECTICUT
                                   -----------
         (State or other jurisdiction of incorporation or organization)

                I.R.S. Employer Identification Number: 06-0566090
                                                       ----------

          One Tower Square, Hartford, Connecticut 06183 (860) 277-0111
    ------------------------------------------------------------------------
    (Address, including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal Executive Offices)


                                Ernest J. Wright
                                    Secretary
                     The Travelers Life and Annuity Company
                                One Tower Square
                           Hartford, Connecticut 06183
                                 (860) 277-4345
            ---------------------------------------------------------
            (Name, Address, including Zip Code, and Telephone Number,
                    including Area Code of Agent for Service)



Approximate date of commencement of proposed sale to the public: The investment option interests covered by this registration statement are to be issued from time to time after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. X
                             ---
If the registrant elects to deliver its latest annual report to security-holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box.
                                                -----

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
                                             ----

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering      .
                      ----

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering     .
                      ----

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.
                                ---

                         CALCULATION OF REGISTRATION FEE

=======================================================================================================================
                                                               Proposed               Proposed
                                                               Maximum                Maximum
Title of Each Class of              Amount to be             Offering Price           Aggregate       Amount of
Securities To Be Registered         Registered                 Per Unit             Offering Price    Registration Fee
-----------------------------------------------------------------------------------------------------------------------
  Interests in Fixed Account       Not Applicable       Not Applicable          $10,000,000*            $2,780.00
  Annuitization Options with
  A Market Value Adjustment
  Cash Out Feature
=======================================================================================================================

* The maximum aggregate offering price is estimated solely for the purpose of determining the registration fee. The amount being registered and the proposed maximum offering price per unit are not applicable in that these contracts are not issued in predetermined amounts or units.


The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                     THE TRAVELERS LIFE AND ANNUITY COMPANY

          Cross Reference Sheet Pursuant to Regulation S-K, Item 501(b)

Item
No.         Form S-2 Caption                                             Heading in Prospectus
---         ----------------                                             ---------------------


  1.        Forepart of the Registration Statement                       Outside Front Cover Page of Registration
            and Outside Front Cover Page of                              Statement and Prospectus
            Prospectus

  2.        Inside Front and Outside Back Cover                          Available Information, Incorporation of
            Pages of Prospectus                                          Certain Documents by Reference;
                                                                         Table of Contents

  3.        Summary Information, Risk Factors                            Prospectus Summary; Outside Front
            and Ratio of Earnings to Fixed Charges                       Cover Page

  4.        Use of Proceeds                                              Investments by the Company

  5.        Determination of Offering Price                              Not Applicable

  6.        Dilution                                                     Not Applicable

  7.        Selling Security Holders                                     Not Applicable

  8.        Plan of Distribution                                         Distribution of the Contract

  9.        Description of Securities to be                              Outside Front Cover Page of Prospectus;
            Registered                                                   Description of Contracts

 10.        Interests of Named Experts and                               Not Applicable
            Counsel

 11.        Information with Respect to the                              Outside Front Cover Page; Incorporation
            Registrant                                                   of Certain Documents by Reference to Form 10-K

 12.        Incorporation of Certain                                     Incorporation of Certain Documents by
            Information by Reference                                     Reference

 13.        Disclosure of Commission Position                            Not Applicable
            on Indemnification of Securities
            Act Liabilities

                                   PROSPECTUS

                          TRAVELERS RETIREMENT ACCOUNT
                                   PROSPECTUS


This prospectus describes TRAVELERS RETIREMENT ACCOUNT a flexible premium deferred variable annuity contract (the "Contract") issued by The Travelers Life and Annuity Company (the "Company," "we" or "our").



Your contract value will vary daily to reflect the investment experience of the funding options you select. The funding options currently available through The Travelers Separate Account Six for Variable Annuities are:


High Yield Bond Trust
Managed Assets Trust
Money Market Portfolio
AMERICAN ODYSSEY FUNDS, INC.
  Core Equity Fund
  Emerging Opportunities Fund
  Global High-Yield Bond Fund
  Intermediate-Term Bond Fund
  International Equity Fund
  Long-Term Bond Fund
DELAWARE GROUP PREMIUM FUND, INC.
  REIT Series
  Small Cap Value Series
DREYFUS VARIABLE INVESTMENT FUND
  Capital Appreciation Portfolio
  Small Cap Portfolio
GREENWICH STREET SERIES FUND
  Equity Index Portfolio Class II
MONTGOMERY FUNDS III
  Montgomery Variable Series: Growth Fund
OCC ACCUMULATION TRUST
  Equity Portfolio
SALOMON BROTHERS VARIABLE SERIES FUNDS, INC.
  Salomon Brothers Variable Capital Fund
  Salomon Brothers Variable Investors Fund
  Salomon Brothers Variable Total Return
  Fund
STRONG VARIABLE INSURANCE FUNDS, INC.
  Strong Schafer Value Fund II
TRAVELERS SERIES FUND, INC.
  Alliance Growth Portfolio
  MFS Total Return Portfolio
  Putnam Diversified Income Portfolio
  Smith Barney High Income Portfolio
  Smith Barney International Equity Portfolio
  Smith Barney Large Capitalization Growth      Portfolio
THE TRAVELERS SERIES TRUST
  Disciplined Mid Cap Stock Portfolio
  Disciplined Small Cap Stock Portfolio
  Equity Income Portfolio
  Federated Stock Portfolio
  Large Cap Portfolio
  Lazard International Stock Portfolio
  MFS Mid Cap Growth Portfolio
  MFS Research Portfolio
  Social Awareness Stock Portfolio
  Strategic Stock Portfolio
  Travelers Quality Bond Portfolio
  U.S. Government Securities Portfolio
  Utilities Portfolio
WARBURG PINCUS TRUST
  Emerging Markets Portfolio


SOME OF THE FUNDING OPTIONS MAY NOT BE AVAILABLE IN ALL STATES. THIS PROSPECTUS MUST BE ACCOMPANIED BY THE CURRENT PROSPECTUSES FOR SEPARATE ACCOUNT SIX'S UNDERLYING FUNDS. PLEASE READ AND RETAIN THEM FOR FUTURE REFERENCE.



This prospectus provides the information that you should know before investing. You can receive additional information by requesting a copy of the Statement of Additional Information ("SAI") dated May 1, 1999. The SAI has been filed with the Securities and Exchange Commission ("SEC") and is incorporated by reference into this prospectus. To request a free copy, write to The Travelers Life and Annuity Company, Annuity Services, One Tower Square, Hartford, Connecticut 06183-5030, call (800) 842-9368, or access the SEC's website (http://www.sec.gov). See Appendix B for the SAI's table of Contents.


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS IS ACCOMPANIED BY A COPY OF THE TRAVELERS INSURANCE COMPANY'S LATEST ANNUAL REPORT ON FORM 10-K FOR THE PERIOD ENDED DECEMBER 31, 1998.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                          PROSPECTUS DATED MAY 1, 1999

                               TABLE OF CONTENTS

Index of Special Terms................      2
Summary...............................      3
Fee Table.............................      6
The Variable Annuity Contract.........     12
  Contract Owner Inquiries............     12
  Purchase Payments...................     12
  Conservation Credit.................     12
  Accumulation Units..................     12
  The Funding Options.................     13
Transfers.............................     16
  Dollar Cost Averaging...............     16
Access to Your Money..................     17
Systematic Withdrawals................     18
Managed Distribution Program..........     18
Charges and Deductions................     18
  General.............................     18
  Withdrawal Charge...................     19
  Free Withdrawal Allowance...........     19
  Premium Tax.........................     20
  Mortality and Expense Risk Charge...     20
  Floor Benefit/Liquidity Charges.....     20
  Chart Asset Allocation Program
     Charges..........................     20
  Changes in Taxes Based Upon Premium
     or Value.........................     20
Ownership Provisions..................     20
  Types of Ownership..................     20
Death Benefit.........................     21
  Death Proceeds Before the Maturity
     Date.............................     21
  Standard Death Benefit..............     21
  Optional Death Benefit and Credit...     21
  Step-Up Death Benefit Value.........     21
  Death Proceeds After the Maturity
     Date.............................     22
  Payment of Proceeds.................     22
The Annuity Period....................     22
  Maturity Date.......................     22
  Liquidity Benefit...................     22
  Allocation of Annuity...............     23
  Annuitization Credit................     23
  Variable Annuity....................     23
  Fixed Annuity.......................     24
Payout Options........................     24
  Election of Options.................     24
  Variable Annuitization Floor
     Benefit..........................     24
  Annuity Options.....................     25
Miscellaneous Contract Provisions.....     25
  Right to Return.....................     25
  Termination.........................     25
  Required Reports....................     26
  Suspension of Payments..............     26
  Financial Statements................     26
The Separate Account..................     26
  Performance Information.............     26
Federal Tax Considerations............     27
  General Taxation of Annuities.......     27
  Qualified Contracts.................     27
  Penalty Tax for Premature
     Distributions....................     28
  Taxation of Surrenders Under
     Liquidity Feature................     28
  Ownership of the Investments........     28
  Mandatory Distributions for
     Qualified Plans..................     28
  Available Information...............     29
  Incorporation of Certain Documents
     By Reference.....................     29
Other Information.....................     29
  The Insurance Company...............     29
  Year 2000 Compliance................     30
  Distribution of Variable Annuity
     Contracts........................     30
  Conformity with State and Federal
     Laws.............................     30
  Voting Rights.......................     31
  Legal Proceedings and Opinions......     31
Appendix A: Table of Contents of the
  Statement of Additional
  Information.........................    A-1
Appendix B: Waiver of Withdrawal
  Charge for Nursing Home
  Confinement.........................    B-1
Appendix C: Market Value Adjustment...    C-1

                             INDEX OF SPECIAL TERMS

The following terms are italicized throughout the prospectus. Refer to the page listed for an explanation of each term.

Accumulation Unit.....................      8
Annuitant.............................     15
Annuity Payments......................     18
Annuity Unit..........................      8
Contract Date.........................      8
Contract Owner (You, Your)............     15
Contract Value........................      8
Contract Year.........................      8
Death Report Date.....................     17
Funding Option(s).....................      9
Maturity Date.........................      8
Owner's Account.......................     11
Purchase Payment......................      8
Written Request.......................      8

               SUMMARY: TRAVELERS RETIREMENT ACCOUNT
THIS SUMMARY DETAILS SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. PLEASE READ THE PROSPECTUS CAREFULLY.

CAN YOU GIVE ME A DESCRIPTION OF THE VARIABLE ANNUITY CONTRACT? The Contract is intended for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed income options. You direct your payment(s) to one or more of the variable funding options. Depending on market conditions, you may gain or lose money in any of these options.


The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase. During the accumulation phase, generally your pre-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. The payout phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of the payments you receive during the payout phase.



Once you make an election of an annuity option and begin to receive payments, it cannot be changed. During the payout phase, you have the same investment choices you had during the accumulation phase. The dollar amount of your payments may increase or decrease.


In addition, depending on which annuity option you select, and depending on market conditions, there are several other options and features available upon annuitization. These include an annuitization credit, a variable annuitization floor benefit, a liquidity benefit and an increasing benefit option. Please refer to your Contract and the prospectus for further details.

WHO SHOULD PURCHASE THIS CONTRACT? The Contract is currently available for use in connection with qualified retirement plans, which include contracts qualifying under Section 401, 403, 408 or 457 of the Internal Revenue Code of 1986, as amended.

You may purchase the Contract with an initial payment of at least $20,000. You may make additional payments of at least $5,000 at any time during the accumulation phase.

We may add a conservation credit to funds received as purchase payments if such funds originated from another contract issued by Us or Our affiliates. If applied, the amount of this credit will be determined by us.

If you select the Optional Death Benefit, we will add a credit to each purchase payment equal to 2% of that purchase payment. These credits are applied pro rata to the same funding options to which your purchase payment was applied.


WHO IS THE CONTRACT ISSUED TO? If you purchase an individual contract, you are the contract owner. If a group contract is purchased, we issue certificates to the individual participants. Where we refer to "you," we are referring to the individual contract owner or to the group participant, as applicable. We refer to both contracts and certificates as "contracts."


We issue group contracts in connection with retirement plans. Depending on your retirement plan provisions, certain features and/or funding options described in this prospectus may not be available to you. Your retirement plan provisions supercede this prospectus. If you have any questions about your specific retirement plan, contact your plan administrators.

IS THERE A RIGHT TO RETURN PERIOD? If you cancel the contract within ten days after you receive it, you receive a full refund of the Cash Value (including charges). Where state law requires a longer right to return (free look), or the return of the purchase payments, we will comply. You bear the investment risk during the free look period; therefore the Cash Value returned to you may be greater or less than your purchase payment. If the Contract is purchased as an Individual Retirement Annuity (IRA), and is returned within the first seven days after contract delivery, your full purchase payment will be refunded. During the remainder of the IRA free look period, the

Cash Value (including charges) will be refunded. The Cash Value will be determined as of the close of business on the day we receive a written request for a refund.

WHAT TYPES OF INVESTMENT OPTIONS ARE AVAILABLE? You can direct your money into any or all of the funding options shown on the cover page. They are described in the accompanying fund prospectuses. Depending on market conditions, you may make or lose money in any of these options.

The value of the Contract will vary depending upon the investment performance of the funding options you choose. Refer to the SAI for performance information for each funding option. Past performance is not a guarantee of future results.

You can transfer between the funding options as frequently as you wish without any current tax applications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request or limit the number of transfers allowed. At the minimum, we would always allow at least one transfer every six months.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each. For the Standard Death Benefit, the annual insurance charge is .80% of the amounts you direct to the funding options. For the Optional Death Benefit and Credit option, the annual insurance charge is 1.25%. Each funding option also charges for management and other expenses. Please refer to the Fee Table for more information about the charges.

If you withdraw amounts from the Contract, the Company may deduct a withdrawal charge (0% to 5%) of the amount of purchase payments you made to the Contract. If you withdraw all amounts under the Contract, or if you begin receiving annuity payments, the Company may be required by your state to deduct a premium tax.

If the Variable Annuitization Floor Benefit is selected, there is a Floor Benefit charge assessed. This charge will vary based upon market conditions, and will be set at the time you choose this option. Once established, this charge will remain the same throughout the term of the annuitization.

HOW WILL MY CONTRIBUTIONS AND WITHDRAWALS BE TAXED? Generally, the payments you make during the accumulation phase are made with before-tax dollars. You will be taxed on your purchase payments and on any earnings when you make a withdrawal or begin receiving annuity payments.

If you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

During the annuity period, if you have elected the optional Variable Annuity Floor Option and take a surrender, there will be tax implications. Consult your tax advisor.

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. A withdrawal charge may apply. During the first contract year, you may withdraw up to 20% of the initial purchase payment without a withdrawal charge. After the first contract year, you may withdraw up to 20% of the contract value (as of the end of the previous contract year) without a withdrawal charge. Of course, you may have to pay income taxes and a tax penalty on taxable amounts you withdraw.

You may choose to receive monthly, quarterly, semiannual or annual ("systematic") withdrawals of at least $100 if your Contract's cash value is $15,000 or more. All applicable sales charges and premium taxes will be deducted.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT? The person chosen as the beneficiary will receive a death benefit upon the death of the owner/annuitant before the maturity date. You may select either the Standard Death Benefit or the Optional Death Benefit and Credit at the time of purchase. The death benefit paid depends on your age at the time of your death. The death benefit is calculated as of the close of the business day on which the Home Office receives due proof of death and written distribution instructions.


Any amount paid will be reduced by any applicable premium tax or surrenders not previously deducted. Certain states may have varying age requirements. Please refer to the Death Benefit section of the prospectus for more details.


ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features you may be interested in. These may include:


     - DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in Funding Options each month, theoretically giving you a lower average cost per unit over time as compared to a single one-time purchase. Dollar cost averaging requires regular investments regardless of fluctuating price levels, and does not guarantee a profit nor prevent loss in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

     - ASSET ALLOCATION ADVICE. If allowed, you may elect to enter into a separate advisory agreement with Copeland Financial Services, Inc. ("Copeland"), an affiliate of the Company, for the purpose of receiving asset allocation advice under Copeland's CHART Program. The CHART Program allocates all purchase payments among the American Odyssey Funds. The CHART Program and applicable fees are fully disclosed in a separate Disclosure Statement.

     - MANAGED DISTRIBUTION PROGRAM. This program allows for the Company to automatically calculate and distribute to you, in November of the applicable tax year, an amount that will satisfy the Internal Revenue Service's minimum distribution requirements imposed on certain contracts once the owner reaches age 70 1/2 or retires. These minimum distributions occur during the accumulation phase.


     - SYSTEMATIC WITHDRAWAL OPTION. Before the maturity date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable charges and taxes will apply on amounts withdrawn.

                                   FEE TABLE
--------------------------------------------------------------------------------

CONTRACT CHARGES AND EXPENSES:


WITHDRAWAL CHARGE (as a percentage of purchase payments withdrawn):


          LENGTH OF TIME FROM PURCHASE PAYMENT              WITHDRAWAL
                   (NUMBER OF YEARS)                          CHARGE
                           1                                  5%
                           2                                  4%
                           3                                  3%
                           4                                  2%
                           5                                  1%
                    6 and thereafter                          0%

During the annuity period, if you have elected the Liquidity Benefit, a surrender charge of 5% of the amount withdrawn will be assessed. See "Liquidity Benefit."


ANNUAL SEPARATE ACCOUNT EXPENSES:


  (as a percentage of the average daily net assets of the Separate Account Five)


                                                                                OPTIONAL
                                                                STANDARD      DEATH BENEFIT
                                                              DEATH BENEFIT     & CREDIT
       Mortality and Expense Risk Charge....................    .80%            1.25%
       Administrative Expense Charge........................    None             None
                                                                  ----           -------
          Total Separate Account Charges....................    .80%            1.25%

During the annuity period, if you have elected the Floor Benefit, a charge of up to 3.80% or 4.25% may apply. See "Floor Benefit Charge."

FUNDING OPTION EXPENSES:

(as a percentage of average daily net assets of the funding option as of December 31, 1998, unless otherwise noted.)


Each of the American Odyssey Funds is listed twice, once with the optional CHART asset allocation fee of .80% reflected, and once without the optional asset allocation fee.


                                                                                             TOTAL ANNUAL
                                                                                               OPERATING
                                              MANAGEMENT                       OTHER            OPTION
                                                  FEE                        EXPENSES          EXPENSES
                                            (AFTER EXPENSES     12B-1     (AFTER EXPENSES   (AFTER EXPENSES
              PORTFOLIO NAME                ARE REIMBURSED)     FEES      ARE REIMBURSED)   ARE REIMBURSED)
-----------------------------------------------------------------------------------------------------------
High Yield Bond Trust......................      0.50%                         0.32%             0.82%
Managed Assets Trust.......................      0.50%                         0.10%             0.60%
Money Market Portfolio.....................      0.32%                         0.08%             0.40%(1)
AMERICAN ODYSSEY FUNDS, INC.
     Core Equity Fund......................      0.56%                         0.09%             0.65%
     Emerging Opportunities Fund...........      0.73%                         0.14%             0.87%(2)
     Global High-Yield Bond Fund...........      0.63%                         0.15%             0.78%(3)
     Intermediate-Term Bond Fund...........      0.49%                         0.11%             0.60%
     International Equity Fund.............      0.60%                         0.13%             0.73%
     Long-Term Bond Fund...................      0.50%                         0.10%             0.60%
AMERICAN ODYSSEY FUNDS, INC.
  (Includes CHART Asset Allocation Fee of
  0.80%.)
     Core Equity Fund......................      0.56%                         0.89%             1.45%
     Emerging Opportunities Fund...........      0.73%                         0.94%             1.67%(2)
     Global High-Yield Bond Fund...........      0.63%                         0.95%             1.58%(3)
     Intermediate-Term Bond Fund...........      0.49%                         0.91%             1.40%
     International Equity Fund.............      0.60%                         0.93%             1.53%
     Long-Term Bond Fund...................      0.50%                         0.90%             1.40%
DELAWARE GROUP PREMIUM FUND, INC.
     REIT Series...........................      0.58%                         0.27%             0.85%(4)
     Small Cap Value Series................      0.75%                         0.10%             0.85%

                                                                                             TOTAL ANNUAL
                                                                                               OPERATING
                                              MANAGEMENT                       OTHER            OPTION
                                                  FEE                        EXPENSES          EXPENSES
                                            (AFTER EXPENSES     12B-1     (AFTER EXPENSES   (AFTER EXPENSES
              PORTFOLIO NAME                ARE REIMBURSED)     FEES      ARE REIMBURSED)   ARE REIMBURSED)
-----------------------------------------------------------------------------------------------------------
DREYFUS VARIABLE INVESTMENT FUND
     Capital Appreciation Portfolio........      0.75%                         0.06%             0.81%
     Small Cap Portfolio...................      0.75%                         0.02%             0.77%
GREENWICH STREET SERIES FUND
     Equity Index Portfolio Class II.......      0.21%            25%          0.09%             0.55%(5)
MONTGOMERY FUNDS III
     Montgomery Variable Series: Growth
       Fund................................      1.00%                         0.25%             1.25%(6)
OCC ACCUMULATION TRUST
     Equity Portfolio......................      0.80%                         0.14%             0.94%
SALOMON BROTHERS VARIABLE SERIES FUNDS,
  INC.
     Salomon Brothers Variable Capital
       Fund................................      0.85%                         0.15%             1.00%(7)
     Salomon Brothers Variable Investors
       Fund................................      0.70%                         0.30%             1.00%(7)
     Salomon Brothers Variable Total Return
       Fund................................      0.80%                         0.20%             1.00%(7)
STRONG VARIABLE INSURANCE FUNDS, INC.
     Strong Schafer Value Fund II..........      1.00%                         0.20%             1.20%(8)
TRAVELERS SERIES FUND, INC.
     Alliance Growth Portfolio.............      0.80%                         0.02%             0.82%(9)
     MFS Total Return Portfolio............      0.80%                         0.04%             0.84%(9)
     Putnam Diversified Income Portfolio...      0.75%                         0.12%             0.87%(9)
     Smith Barney High Income Portfolio....      0.60%                         0.07%             0.67%(9)
     Smith Barney International Equity
       Portfolio...........................      0.90%                         0.10%             1.00%(9)
     Smith Barney Large Capitalization
       Growth Portfolio....................      0.75%                         0.25%             1.00%(10)
THE TRAVELERS SERIES TRUST
     Disciplined Mid Cap Stock Portfolio...      0.70%                         0.25%             0.95%(11)
     Disciplined Small Cap Stock
       Portfolio...........................      0.80%                         0.20%             1.00%(12)
     Equity Income Portfolio...............      0.75%                         0.20%             0.95%(11)
     Federated Stock Portfolio.............      0.63%                         0.28%             0.91%
     Large Cap Portfolio...................      0.75%                         0.20%             0.95%(11)
     Lazard International Stock
       Portfolio...........................      0.83%                         0.42%             1.25%
     MFS Mid Cap Growth Portfolio..........      0.80%                         0.20%             1.00%(12)
     MFS Research Portfolio................      0.80%                         0.20%             1.00%(12)
     Social Awareness Stock Portfolio......      0.65%                         0.19%             0.84%
     Strategic Stock Portfolio.............      0.60%                         0.30%             0.90%(12)
     Travelers Quality Bond Portfolio......      0.32%                         0.31%             0.63%
     U.S. Government Securities
       Portfolio...........................      0.32%                         0.13%             0.45%
     Utilities Portfolio...................      0.65%                         0.15%             0.80%
WARBURG PINCUS TRUST
     Emerging Markets Portfolio............      0.20%                         1.20%             1.40%(13)



NOTES:



The purpose of this Fee Table is to assist Contract Owners in understanding the various costs and expenses that a Contract Owner will bear, directly or indirectly. See "Charges and Deductions" in this prospectus for additional information. Expenses shown do not include premium taxes, which may be applicable. "Other Expenses" include operating costs of the fund. These expenses are reflected in each funding option's net asset value and are not deducted from the account value under the Contract.



 (1) Other Expenses have been restated to reflect the current expense reimbursement arrangement with The Travelers Insurance Company. Travelers has agreed to reimburse the Fund for the amount by which its aggregate expenses (including the management fee, but excluding brokerage commissions, interest charges and taxes) exceeds 0.40%. Without such arrangement, Total Expenses would have been 0.65% for the TRAVELERS MONEY MARKET PORTFOLIO.

 (2) Management Fees for the AMERICAN ODYSSEY EMERGING OPPORTUNITIES FUND reflect the period 05/01/98 to 12/31/98. On May 1, 1998, the Fund adopted its current fee structure.



 (3) Fees and expenses for the AMERICAN ODYSSEY GLOBAL HIGH YIELD BOND FUND reflect the period 05/01/98 to 12/31/98. On May 1, 1998, the Fund adopted its current fee structure and investment objective and strategy.



 (4) The adviser for the DELAWARE REIT SERIES has agreed to voluntarily waive its fee and pay the expenses of the Series to the extent that the Series' annual operating expenses, exclusive of taxes, interest, brokerage commissions and extraordinary expenses, do not exceed 0.85% of its average daily net assets through October 31, 1999. Without such arrangements, the Total Annual Operating Expenses for the Portfolio would have been 1.02%.



 (5) Other expenses for the EQUITY INDEX PORTFOLIO have been restated to reflect the current expense reimbursement arrangement whereby the adviser has agreed to reimburse the Portfolio for the amount by which expenses exceed 0.30%. Without such arrangement, Total Annual Operating Expenses would have been 0.42%. In addition, the Portfolio Management Fee includes 0.06% for fund administration. Class 2 of this fund has a distribution plan or "Rule 12b-1 plan".



 (6) The investment manager of the MONTGOMERY VARIABLE SERIES: GROWTH FUND has agreed to reduce some or all of its management fees if necessary to keep Total Annual Operating Expenses, expressed on an annualized basis, at or below one and one quarter percent (1.25%) of its average net assets. Absent this waiver of fees, the Portfolio's Total Annual Operating Expenses would equal 1.40%.



 (7) SBAM has waived all of its Management Fees for the following Salomon Brothers Funds for the period ended December 31, 1998. If such fees were not waived or expenses reimbursed, the actual annualized Total Annual Operating Expenses for the INVESTORS FUND, the CAPITAL FUND, and the TOTAL RETURN FUND would have been 2.07%, 3.26%, and 2.90%, respectively.



 (8) The Adviser for STRONG SCHAFER VALUE FUND II has voluntarily agreed to cap the Fund's Total Annual Operating Expenses at 1.20%. The Adviser has no current intention to, but may in the future, discontinue or modify any waiver of fees or absorption of expenses at its discretion without further notification. Absent the waiver of fees, the Total Annual Operating Expenses would be 2.00%.



 (9) Expenses are as of October 31, 1998 (the Fund's fiscal year end). There were no fees waived or expenses reimbursed for these funds in 1998.



(10) The Manager waived all or part of its fees for the period ended October 31, 1998. If such fees were not waived, the annualized Total Annual Operating Expenses for the SMITH BARNEY LARGE CAPITALIZATION GROWTH PORTFOLIO would have been 1.77%.



(11) Other Expenses reflect the current expense reimbursement arrangement with Travelers where Travelers has agreed to reimburse the Portfolios for the amount by which their aggregate expenses (including management fees, but excluding brokerage commissions, interest charges and taxes) exceeds 0.95%. Without such arrangements, the Total Annual Operating Expenses for the Portfolios would have been 1.22% for the TRAVELERS DISCIPLINED MID CAP STOCK PORTFOLIO, 1.23% for the LARGE CAP PORTFOLIO, and 1.09% for the EQUITY INCOME PORTFOLIO.



(12) Travelers Insurance has agreed to reimburse the STRATEGIC STOCK PORTFOLIO, the DISCIPLINED SMALL CAP STOCK PORTFOLIO, the MFS MID CAP GROWTH PORTFOLIO, and the MFS RESEARCH PORTFOLIO for expenses for the period ended December 31, 1998. If such expenses were not reimbursed, the actual annualized Total Annual Operating Expenses would have been 1.51%, 2.98%, 1.62%, and 1.37%, respectively.



(13) Fee waivers and expense reimbursements or credits reduced expenses for the WARBURG PINCUS EMERGING MARKETS PORTFOLIO during 1998, but this may be discontinued at any time. Absent this waiver of fees, the Portfolio's Management Fees, Other Expenses and Total Annual Operating Expenses would equal 1.25%, 6.96% and 8.21%, respectively. The Portfolio's other expenses are based on annualized estimates of expenses for the fiscal year ending December 31, 1998, net of any fee waivers or expense reimbursements.

EXAMPLE*



Assuming a 5% annual return on assets, a $1,000 investment would be subject to the following expenses:


                                                                (A) = STANDARD DEATH BENEFIT
                                                                (B) = OPTIONAL DEATH BENEFIT
                                                                         AND CREDIT
---------------------------------------------------------------------------------------------------------------------
                                          IF CONTRACT IS SURRENDERED AT THE       IF CONTRACT IS NOT SURRENDERED OR
                                                 END OF PERIOD SHOWN             ANNUITIZED AT END OF PERIOD SHOWN:
                                        -------------------------------------   -------------------------------------
    UNDERLYING FUNDING OPTIONS          1 YEAR   3 YEARS   5 YEARS   10 YEARS   1 YEAR   3 YEARS   5 YEARS   10 YEARS
---------------------------------------------------------------------------------------------------------------------

High Yield Bond Trust............. (a)    66        81        98        192       16        51        88        192
                                   (b)    71        95       121        240       21        65       111        240
Managed Assets Trust.............. (a)    64        74        87        168       14        44        77        168
                                   (b)    69        88       110        217       19        58       100        217
Money Market Portfolio............ (a)    62        68        76        145       12        38        66        145
                                   (b)    67        82       100        195       17        52        90        195
AMERICAN ODYSSEY FUNDS, INC.(1)
    Core Equity Fund.............. (a)    65        76        89        174       15        46        79        174
                                   (b)    69        90       113        222       19        60       103        222
    Emerging Opportunities Fund... (a)    67        83       101        198       17        53        91        198
                                   (b)    72        96       124        245       22        66       114        245
    Global High-Yield Bond Fund... (a)    66        80        96        188       16        50        86        188
                                   (b)    71        94       119        236       21        64       109        236
    Intermediate-Term Bond Fund... (a)    64        74        87        168       14        44        77        168
                                   (b)    69        88       110        217       19        58       100        217
    International Equity Fund..... (a)    66        78        93        182       16        48        86        182
                                   (b)    70        92       117        231       20        62       107        231
    Long-Term Bond Fund........... (a)    64        74        87        168       14        44        77        168
                                   (b)    69        88       110        217       19        58       100        217
AMERICAN ODYSSEY FUNDS, INC.(2)
    Core Equity Fund.............. (a)    77       114       153        303       27        84       143        303
                                   (b)    82       127       175        346       32        97       165        346
    Emerging Opportunities Fund... (a)    80       120       164        324       30        90       154        324
                                   (b)    84       134       186        366       34       104       176        366
    Global High-Yield Bond Fund... (a)    79       118       159        316       29        88       149        316
                                   (b)    83       131       181        358       33       101       171        358
    Intermediate-Term Bond Fund... (a)    77       112       151        298       27        82       141        298
                                   (b)    81       126       173        341       31        96       163        341
    International Equity Fund..... (a)    78       116       157        311       28        86       147        311
                                   (b)    83       129       179        353       33        99       169        353
    Long-Term Bond Fund........... (a)    77       112       151        298       27        82       141        298
                                   (b)    81       126       173        341       31        96       163        341
DELAWARE GROUP PREMIUM FUND, INC.
    REIT Series................... (a)    67        82       100        195       17        52        90        195
                                   (b)    71        96       123        243       21        66       113        243
    Small Cap Value Series........ (a)    67        82       100        195       17        52        90        195
                                   (b)    71        96       123        243       21        66       113        243
DREYFUS VARIABLE INVESTMENT FUND
    Capital Appreciation
      Portfolio................... (a)    66        81        98        191       16        51        88        191
                                   (b)    71        95       121        239       21        65       111        239
    Small Cap Portfolio........... (a)    66        80        96        187       16        50        86        187
                                   (b)    71        93       119        235       21        63       109        235
GREENWICH STREET SERIES FUND
    Equity Index Portfolio Class
      II.......................... (a)    61        65        71        134       11        35        61        134
                                   (b)    66        79        94        185       16        49        84        185
MONTGOMERY FUNDS III
    Montgomery Variable Series:
      Growth Fund................. (a)    71        94       120        238       21        64       110        238
                                   (b)    75       108       143        284       25        78       133        284
OCC ACCUMULATION TRUST
    Equity Portfolio.............. (a)    68        85       104        205       18        55        94        205
                                   (b)    72        99       127        252       22        69       117        252




 * The Example should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown.
(1) Reflects expenses that would be incurred for those Contract Owners who DO NOT participate in the CHART Asset
    Allocation program.
(2) Reflects expenses that would be incurred for those Contract Owners who DO participate in the CHART Asset
    Allocation program.

EXAMPLE*



Assuming a 5% annual return on assets, a $1,000 investment would be subject to the following expenses:


                                                                (A) = STANDARD DEATH BENEFIT
                                                                (B) = OPTIONAL DEATH BENEFIT
                                                                         AND CREDIT
---------------------------------------------------------------------------------------------------------------------
                                          IF CONTRACT IS SURRENDERED AT THE       IF CONTRACT IS NOT SURRENDERED OR
                                                 END OF PERIOD SHOWN             ANNUITIZED AT END OF PERIOD SHOWN:
                                        -------------------------------------   -------------------------------------
    UNDERLYING FUNDING OPTIONS          1 YEAR   3 YEARS   5 YEARS   10 YEARS   1 YEAR   3 YEARS   5 YEARS   10 YEARS
---------------------------------------------------------------------------------------------------------------------

SALOMON BROTHERS VARIABLE SERIES
  FUNDS, INC.
    Salomon Brothers Variable
      Capital Fund................ (a)    68        87       107        212       18        57        97        212
                                   (b)    73       100       130        258       23        70       120        258
    Salomon Brothers Variable
      Investors Fund.............. (a)    68        87       107        212       18        57        97        212
                                   (b)    73       100       130        258       23        70       120        258
    Salomon Brothers Variable
      Total Return Fund........... (a)    68        87       107        212       18        57        97        212
                                   (b)    73       100       130        258       23        70       120        258
STRONG VARIABLE INSURANCE FUNDS,
  INC.
    Strong Schafer Value Fund
      II.......................... (a)    70        93       118        233       20        63       108        233
                                   (b)    75       106       141        279       25        76       131        279
TRAVELERS SERIES FUND, INC.
    Alliance Growth Portfolio..... (a)    66        81        98        192       16        51        88        192
                                   (b)    71        95       121        240       21        65       111        240
    MFS Total Return Portfolio.... (a)    67        82        99        194       17        52        89        194
                                   (b)    71        95       122        242       21        65       112        242
    Putnam Diversified Income
      Portfolio................... (a)    67        83       101        198       17        53        91        198
                                   (b)    72        96       124        245       22        66       114        245
    Smith Barney High Income
      Portfolio................... (a)    65        76        90        176       15        46        80        176
                                   (b)    69        90       114        224       19        60       104        224
    Smith Barney International
      Equity Portfolio............ (a)    68        87       107        212       18        57        97        212
                                   (b)    73       100       130        258       23        70       120        258
    Smith Barney Large
      Capitalization Growth
      Portfolio................... (a)    68        87       107        212       18        57        97        212
                                   (b)    73       100       130        258       23        70       120        258
THE TRAVELERS SERIES TRUST
    Disciplined Mid Cap Stock
      Portfolio................... (a)    68        85       105        206       18        55        95        206
                                   (b)    72        99       128        253       22        69       118        253
    Disciplined Small Cap Stock
      Portfolio................... (a)    68        87       107        212       18        57        97        212
                                   (b)    73       100       130        258       23        70       120        258
    Equity Income Portfolio....... (a)    68        85       105        206       18        55        95        206
                                   (b)    72        99       128        253       22        69       118        253
    Federated Stock Portfolio..... (a)    67        84       103        202       17        54        93        202
                                   (b)    72        98       126        249       22        68       116        249
    Large Cap Portfolio........... (a)    68        85       105        206       18        55        95        206
                                   (b)    72        99       128        253       22        69       118        253
    Lazard International Stock
      Portfolio................... (a)    71        94       120        238       21        64       110        238
                                   (b)    75       108       143        284       25        78       133        284
    MFS Mid Cap Growth Portfolio.. (a)    68        87       107        212       18        57        97        212
                                   (b)    73       100       130        258       23        70       120        258
    MFS Research Portfolio........ (a)    68        87       107        212       18        57        97        212
                                   (b)    73       100       130        258       23        70       120        258
    Social Awareness Stock
      Portfolio................... (a)    67        82        99        194       17        52        89        194
                                   (b)    71        95       122        242       21        65       112        242
    Strategic Stock Portfolio..... (a)    67        84       102        201       17        54        92        201
                                   (b)    72        97       125        248       22        67       115        248




 * The Example should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown.
(1) Reflects expenses that would be incurred for those Contract Owners who DO NOT participate in the CHART Asset Allocation program.
(2) Reflects expenses that would be incurred for those Contract Owners who DO participate in the CHART Asset Allocation program.

EXAMPLE*

Assuming a 5% annual return on assets, a $1,000 investment would be subject to the following expenses:

                                                                (A) = STANDARD DEATH BENEFIT
                                                                (B) = OPTIONAL DEATH BENEFIT
                                                                         AND CREDIT
---------------------------------------------------------------------------------------------------------------------
                                          IF CONTRACT IS SURRENDERED AT THE       IF CONTRACT IS NOT SURRENDERED OR
                                                 END OF PERIOD SHOWN             ANNUITIZED AT END OF PERIOD SHOWN:
                                        -------------------------------------   -------------------------------------
    UNDERLYING FUNDING OPTIONS          1 YEAR   3 YEARS   5 YEARS   10 YEARS   1 YEAR   3 YEARS   5 YEARS   10 YEARS
---------------------------------------------------------------------------------------------------------------------

THE TRAVELERS SERIES TRUST,
(CONT.)
    Travelers Quality Bond
      Portfolio................... (a)    65        75        88        171       15        45        78        171
                                   (b)    69        89       112        220       19        59       102        220
    U.S. Government Securities
      Portfolio................... (a)    63        70        79        151       13        40        69        151
                                   (b)    67        84       102        201       17        54        92        201
    Utilities Portfolio........... (a)    66        80        97        190       16        50        87        190
                                   (b)    71        94       120        238       21        64       110        238
WARBURG PINCUS TRUST
    Emerging Markets Portfolio.... (a)    72        99       128        253       22        69       118        253
                                   (b)    77       112       151        298       27        82       141        298

* The Example should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown.
(1)  Reflects expenses that would be incurred for those Contract
     Owners who DO NOT participate in the CHART Asset Allocation program.
(2)  Reflects expenses that would be incurred for those Contract
     Owners who DO participate in the CHART Asset Allocation program.

                         THE VARIABLE ANNUITY CONTRACT
--------------------------------------------------------------------------------

The Travelers Retirement Account is designed to help you accumulate money for retirement. Under the Contract, you (the contract owner or participant, as applicable) make purchase payments to us and we credit them to your account. We promise to pay you an income in the form of annuity payments, beginning on a future date that you choose, the maturity date. The purchase payments and any applicable credits accumulate tax deferred in the funding options that you choose. You assume the risk of gain or loss according to the performance of the funding options. The contract value is the amount of purchase payments, plus any applicable credits, plus or minus any investment experience or interest. The contract value also reflects all prior surrenders made and charges deducted. There is generally no guarantee that at the maturity date the contract value will equal or exceed the total purchase payments made under the Contract. The date the contract and its benefits become effective is referred to as the contract date. Each 12 month period following this contract date is called a contract year. The record of accumulation units credited to an owner is called the owner's account. The record of accumulation units credited to a participant is called the individual account, or participant's interest.


Certain changes and elections must be made in writing to the Company. Where the term "written request" is used, it means that written information must be sent to the Company's Home Office in a form and content satisfactory to Us.

CONTRACT OWNER INQUIRIES

Any questions you have about your Contract should be directed to the Company's Home Office at 1-800-842-9460.

PURCHASE PAYMENTS

The initial purchase payment must be at least $20,000. Additional payments of at least $5,000 may be made under the Contract at any time. Under certain circumstances, we may waive the minimum purchase payment requirement. Purchase payments over $1,000,000 may be made with our prior consent.

We will apply the initial purchase payment within two business days after we receive it at our Home Office in good order. Subsequent purchase payments received in good order will be credited to a Contract within one business day. Our business day ends when the New York Stock Exchange closes, usually 4:00 p.m. Eastern time.

If the Optional Death Benefit is selected, we will add a credit to your Contract with each purchase payment. Each credit is added to the contract value when the applicable purchase payment is applied, and will equal 2% of each purchase payment. These credits are applied pro rata to the same funding options to which your purchase payment was applied.

CONSERVATION CREDIT

If you are purchasing this Contract with funds from another contract issued by Us or Our affiliate, you may receive a conservation credit to your purchase payments. If applied, the amount of such credit will be determined by Us.

ACCUMULATION UNITS

An accumulation unit is used to calculate the value of a Contract. An accumulation unit works like a share of a mutual fund. Each funding option has a corresponding accumulation unit value. The accumulation units are valued each business day and may increase or decrease from day to day. When we receive a purchase payment, we determine the number of accumulation units credited to your Contract by dividing the amount directed to each funding option by the value of the accumulation unit. We calculate the value of an accumulation unit for each funding option each day after the New York Stock Exchange closes. After the value is calculated, your Contract is credited. During the annuity period (i.e., after the maturity date), you are credited with annuity units.

THE FUNDING OPTIONS

You choose which of the following funding options, to have your purchase payments allocated to. These funding options are subsections of the Separate Account, which invest in the underlying mutual funds. You will find detailed information about the options and their inherent risks in the current prospectuses for the funding options which must accompany this prospectus. You are not investing directly in the underlying mutual funds. Since each option has varying degrees of risk, please read the prospectuses carefully before investing. You may obtain additional copies of the prospectuses by contacting your registered representative or by calling 1-800-842-9460.

If any of the funding options become unavailable for allocating purchase payments or if we believe that further investment in a funding option is inappropriate for the purposes of the Contract, we may substitute another funding option. However, we will not make any substitutions without notifying you and obtaining any applicable state and SEC approval. From time to time we may make new funding options available.

The current funding options are listed below, along with their investment advisers and any subadviser:


          FUNDING OPTION                         INVESTMENT OBJECTIVE               INVESTMENT ADVISER/SUB-ADVISER
-------------------------------------------------------------------------------------------------------------------
High Yield Bond Trust                Seeks generous income. The assets of the High  Travelers Asset Management
                                     Yield Bond Trust will be invested in bonds     International Corporation
                                     which, as a class, sell at discounts from par  ("TAMIC")
                                     value and are typically high risk securities.
Managed Assets Trust                 Seeks high total investment return through a   TAMIC
                                     fully managed investment policy in a           Subadviser: Travelers
                                     portfolio of equity, debt and convertible      Investment Management Company
                                     securities.                                    ("TIMCO")
Money Market Portfolio               Seeks high current income from short-term      TAMIC
                                     money market instruments while preserving
                                     capital and maintaining a high degree of
                                     liquidity.
AMERICAN ODYSSEY FUNDS, INC.
  Core Equity Fund                   Seeks maximum long-term total return by        American Odyssey Funds
                                     investing primarily in common stocks of well-  Management, Inc.
                                     established companies.                         Subadviser: Equinox Capital
                                                                                    Management, L.L.C.
  Emerging Opportunities Fund        Seeks maximum long-term total return by        American Odyssey Funds
                                     investing primarily in common stocks of        Management, Inc.
                                     small, rapidly growing companies.              Subadviser: Cowen Asset
                                                                                    Management and Chartwell
                                                                                    Investment Partners
  Global High-Yield Bond Fund        Seeks maximum long-term total return (capital  American Odyssey Funds
                                     appreciation and income) by investing          Management, Inc.
                                     primarily in high-yield debt securities from   Subadviser: Credit Suisse Asset
                                     the United States and abroad.                  Management
  Intermediate-Term Bond Fund        Seeks maximum long-term total return by        American Odyssey Funds
                                     investing primarily in intermediate-term       Management, Inc.
                                     corporate debt securities, U.S. government     Subadviser: TAMIC
                                     securities, mortgage-related securities and
                                     asset-backed securities, as well as money
                                     market instruments.
  International Equity Fund          Seeks maximum long-term total return by        American Odyssey Funds
                                     investing primarily in common stocks of        Management, Inc.
                                     established non-U.S. companies.                Subadviser: Bank of Ireland
                                                                                    Asset Management (U.S.) Limited
  Long-Term Bond Fund                Seeks maximum long-term total return by        American Odyssey Funds
                                     investing primarily in long-term corporate     Management, Inc.
                                     debt securities, U.S. government securities,   Subadviser: Western Asset
                                     mortgage-related securities, and asset-backed  Management Company securities, as well as money market
                                     instruments.

          FUNDING OPTION                         INVESTMENT OBJECTIVE               INVESTMENT ADVISER/SUB-ADVISER
-------------------------------------------------------------------------------------------------------------------
DELAWARE GROUP PREMIUM
FUND, INC.
  REIT Series                        Seeks maximum long-term total return by        Delaware Management Company,
                                     investing in securities of companies           Inc.
                                     primarily engaged in the real estate           Subadviser: Lincoln Investment
                                     industry.                                      Management, Inc.
  Small Cap Value Series             Seeks capital appreciation by investing        Delaware Management Company,
                                     primarily in common stocks whose market        Inc.
                                     values appear low relative to their
                                     underlying value or future potential.
DREYFUS VARIABLE
INVESTMENT FUND
  Capital Appreciation Portfolio     Seeks primarily to provide long-term capital   The Dreyfus Corporation
                                     growth consistent with the preservation of     Subadviser: Fayez Sarofim & Co.
                                     capital; current income is a secondary         ("Sarofim")
                                     investment objective. The portfolio invests
                                     primarily in the common stocks of domestic
                                     and foreign issuers.
  Small Cap Portfolio                Seeks to maximize capital appreciation.        The Dreyfus Corporation
GREENWICH STREET SERIES FUND
  Equity Index Portfolio             Seeks to replicate, before deduction of        TIMCO
  Class II(1)                        expenses, the total return performance of the
                                     S&P 500 Index.
MONTGOMERY FUNDS III
  Montgomery Variable Series:        Seeks capital appreciation. Under normal       Montgomery Asset Management
  Growth Fund                        conditions, it invests at least 65% of its
                                     assets in equity securities.
OCC ACCUMULATION TRUST               Seeks long-term capital appreciation through   Op Cap Advisors
  Equity Portfolio                   investment in a diversified portfolio of
                                     equity securities selected on the basis of a
                                     value oriented approach to investing.
SALOMON BROTHERS VARIABLE
SERIES FUND, INC.
  Salomon Brothers Variable          Seeks above-average income (compared to a      Salomon Brothers Asset
  Total Return Fund                  portfolio invested entirely in equity          Management ("SBAM")
                                     securities). Secondarily, seeks opportunities
                                     for growth of capital and income.
  Salomon Brothers Variable          Seeks long-term growth of capital. Current     SBAM
  Investors Fund                     income is a secondary objective.
  Salomon Brothers Variable          Seeks capital appreciation through             SBAM
  Capital Fund                       investments primarily in common stock, or
                                     securities convertible to common stocks,
                                     which are believed to have above-average
                                     price appreciation potential and which may
                                     also involve above-average risk.
STRONG VARIABLE INSURANCE
FUNDS, INC.
  Strong Shafer Value                Seeks primarily long-term capital              Strong Capital Management, Inc.
  Fund II                            appreciation. Current income is a secondary    Subadviser: Shafer Capital
                                     objective when selecting investments.          Management, Inc.
TRAVELERS SERIES FUND, INC.
  Alliance Growth Portfolio          Seeks long-term growth of capital by           Travelers Investment Adviser
                                     investing predominantly in equity securities   ("TIA")
                                     of companies with a favorable outlook for      Subadviser: Alliance Capital
                                     earnings and whose rate of growth is expected  Management L.P.
                                     to exceed that of the U.S. economy over time.
                                     Current income is only an incidental
                                     consideration.
  MFS Total Return Portfolio         Seeks to obtain above-average income           TIA
                                     (compared to a portfolio entirely invested in  Subadviser: Massachusetts
                                     equity securities) consistent with the         Financial Services Company
                                     prudent employment of capital. Generally, at   ("MFS")
                                     least 40% of the Portfolio's assets will be
                                     invested in equity securities.

          FUNDING OPTION                         INVESTMENT OBJECTIVE               INVESTMENT ADVISER/SUB-ADVISER
-------------------------------------------------------------------------------------------------------------------
TRAVELERS SERIES FUND, INC.
(CONT.)
  Putnam Diversified Income          Seeks high current income consistent with      TIA
  Portfolio                          preservation of capital. The Portfolio will    Subadviser: Putnam Investment
                                     allocate its investments among the U.S.        Management, Inc.
                                     Government Sector, the High Yield Sector, and
                                     the International Sector of the fixed income
                                     securities markets.
  Smith Barney High Income           Seeks high current income. Capital             SSBC Fund
  Portfolio                          appreciation is a secondary objective. The     Management Inc. ("SSBC")
                                     Portfolio will invest at least 65% of its
                                     assets in high-yielding corporate debt
                                     obligations and preferred stock.
  Smith Barney International         Seeks total return on assets from growth of    SSBC
  Equity Portfolio                   capital and income by investing at least 65%
                                     of its assets in a diversified portfolio of
                                     equity securities of established non-U.S.
                                     issuers.
  Smith Barney Large                 Seeks long-term growth of capital by           SSBC
  Capitalization Growth Portfolio    investing in equity securities of companies
                                     with large market capitalizations.
TRAVELERS SERIES TRUST
  Disciplined Mid Cap                Seeks growth of capital by investing           TAMIC
  Stock Fund                         primarily in a broadly diversified portfolio   Subadviser: TIMCO
                                     of common stocks.
  Disciplined Small Cap Fund         Seeks long term capital appreciation by        TAMIC
                                     investing primarily (at least 65% of its       Subadviser: TIMCO
                                     total assets) in the common stocks of U.S.
                                     Companies with relatively small market
                                     capitalizations at the time of investment.
  Equity Income Portfolio            Seeks reasonable income by investing at least  TAMIC
                                     65% in income-producing equity securities.     Subadviser: Fidelity Management
                                     The balance may be invested in all types of    & Research Company
                                     domestic and foreign securities, including
                                     bonds. The Portfolio seeks to achieve a yield
                                     that exceeds that of the securities
                                     comprising the S&P 500. The Subadviser also
                                     considers the potential for capital
                                     appreciation.
  Federated Stock Portfolio          Seeks growth of income and capital by          TAMIC
                                     investing principally in a professionally      Subadviser: Federated
                                     managed and diversified portfolio of common    Investment Counseling, Inc.
                                     stock of high-quality companies (i.e.,
                                     leaders in their industries and characterized
                                     by sound management and the ability to
                                     finance expected growth).
  Large Cap Portfolio                Seeks long-term growth of capital by           TAMIC
                                     investing primarily in equity securities of    Subadviser: Fidelity Management
                                     companies with large market capitalizations.   & Research Company
  Lazard International Stock         Seeks capital appreciation by investing        TAMIC
  Portfolio                          primarily in the equity securities of          Subadviser: Lazard Asset
                                     non-United States companies (i.e.,             Management
                                     incorporated or organized outside the United
                                     States).
  MFS Mid Cap Growth                 Seeks to obtain long term growth of capital    TAMIC
  Portfolio                          by investing, under normal market conditions,  Subadviser: MFS at least 65% of its total assets in equity
                                     securities of companies with medium market
                                     capitalization which the investment adviser
                                     believes have above-average growth potential.
  MFS Research Portfolio             Seeks to provide long-term growth of capital   TAMIC
                                     and future income.                             Subadviser: MFS

          FUNDING OPTION                         INVESTMENT OBJECTIVE               INVESTMENT ADVISER/SUB-ADVISER
-------------------------------------------------------------------------------------------------------------------
TRAVELERS SERIES TRUST,
(CONT.)
  Social Awareness Stock             Seeks long-term capital appreciation and       SSBC
  Portfolio                          retention of net investment income by
                                     selecting investments, primarily common
                                     stocks, which meet the social criteria
                                     established for the Portfolio. Social
                                     criteria currently excludes companies that
                                     derive a significant portion of their
                                     revenues from the production of tobacco,
                                     tobacco products, alcohol, or military
                                     defense systems, or in the provision of
                                     military defense related services or gambling
                                     services.
  Strategic Stock Portfolio          Seeks to provide an above-average total        TAMIC
                                     return through a combination of potential      Subadviser: TIMCO
                                     capital appreciation and dividend income by
                                     investing primarily in high dividend yield
                                     stocks periodically selected from the
                                     companies included in (i) the Dow Jones
                                     Industrial Average and (ii) the Standard &
                                     Poor's Industrial Index.
  Travelers Quality Bond             Seeks current income, moderate capital         TAMIC
  Portfolio(1)                       volatility and total return.
  U.S. Government                    Seeks to select investments from the point of  TAMIC
  Securities Portfolio(1)            view of an investor concerned primarily with
                                     highest credit quality, current income and
                                     total return. The assets of the U.S.
                                     Government Securities Portfolio will be
                                     invested in direct obligations of the United
                                     States, its agencies and instrumentalities.
  Utilities Portfolio                Seeks to provide current income by investing   SSBC
                                     in equity and debt securities of companies in
                                     the utility industries.
WARBURG PINCUS TRUST
  Emerging Markets Portfolio         Seeks long-term growth of capital by           Warburg Pincus Asset
                                     investing primarily in equity securities of    Management, Inc.
                                     non-U.S. issuers consisting of companies in
                                     emerging market securities.

(1) Currently available under Variable Annuitization Floor Benefit.

An asset allocation program is available for certain funding options under the Contract. See "Asset Allocation Advice."

                                   TRANSFERS
--------------------------------------------------------------------------------

Up to 30 days before the maturity date, you may transfer all or part of the contract value between funding options. Transfers are made at the value(s) next determined after we receive your request at the Home Office. There are no charges or restrictions on the amount or frequency of transfers currently; however, we reserve the right to charge a per-transfer fee on transfers exceeding 12 per year, and, to limit the number of transfers. We will always allow at least one transfer in any six-month period. Since different funding options have different expenses, a transfer of contract values from one funding option to another could result in your investment becoming subject to higher or lower expenses. After the maturity date, you may also make transfers between funding options.

DOLLAR COST AVERAGING PROGRAM

Dollar cost averaging or the pre-authorized transfer program (the "DCA Program") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract so that more accumulation units are purchased in a funding option if the value per unit is low and fewer accumulation units are purchased if the value per unit is high. Therefore, a lower-than-average cost per unit may be achieved over the long run.

You may elect the DCA Program through written request or other method acceptable to the Company. You must have a minimum total contract value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $400.

You may establish pre-authorized transfers of contract values from the Fixed Account, subject to certain restrictions. Under the DCA Program, automated transfers from the Fixed Account may not deplete your Fixed Account Value in less than twelve months from your enrollment in the DCA Program.

In addition to the DCA Program, Travelers may credit increased interest rates to contract owners under an administrative Special DCA Program established at the discretion of Travelers, depending on availability and state law. Under this program, the contract owner may pre-authorize level transfers to any of the funding options under either a 6 Month Program or 12 Month Program. The 6 Month Program and the 12 Month Program will generally have different credited interest rates. Under the 6 Month Transfer Program, the interest rate can accrue up to 6 months on funds in the Special DCA Program and all purchase payments and accrued interest must be transferred on a level basis to the selected funding option in 6 months. Under the 12 Month Program, the interest rate can accrue up to 12 months on funds in the Special DCA Program and all purchase payments and accrued interest in this Program must be transferred on a level basis to the selected funding options in 12 months.

The pre-authorized transfers will begin after the initial Program purchase payment and complete enrollment instructions are received by Travelers. If complete Program enrollment instructions are not received by the Company within 15 days of receipt of the initial Program purchase payment, the entire balance in the Program will be credited with the non-Program interest rate then in effect for the Fixed Account.

You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. If you stop the Special DCA Program and elect to remain in the Fixed Account, your contract value will be credited for the remainder of 6 or 12 months with the interest rate for non-Program funds.

A contract owner may only have one DCA Program or Special DCA Program in place at one time. Any subsequent purchase payments received by the Company within the Program period selected will be allocated to the current funding options over the remainder of that Program transfer period, unless otherwise directed by the contract owner.

All provisions and terms of the Contract apply to the DCA and Special DCA Programs, including provisions relating to the transfer of money between investment options. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service.

ASSET ALLOCATION ADVICE

Owners may elect to enter into a separate advisory agreement with Copeland Financial Services, Inc. ("Copeland"), an affiliate of the Company. For a fee, Copeland provides asset allocation advice under its CHART program, which is fully described in a separate disclosure statement. The CHART Program may not be available in all marketing programs through which this Contract is sold.

                              ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------

Any time before the maturity date, you may redeem all or any portion of the contract value, less any premium tax not previously deducted. You must submit a written request specifying the funding option(s) from which amounts are to be withdrawn. If no funding options are specified, the withdrawal will be made on a pro rata basis. The contract value will be determined as of the close of business after we receive your surrender request at the Home Office. The value may be more or less than the purchase payments made depending on the contract value at the time of surrender.

We may defer payment of any cash surrender value (that is, contract value, less charges for surrender and any premium taxes due) for a period of up to seven days after the written request is received, but it is our intent to pay as soon as possible. We cannot process requests for withdrawal that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

We also provide access to your money during the annuitization period, which is discussed in detail in the "Annuity Period" section of this prospectus.

SYSTEMATIC WITHDRAWALS

Each contract year you may elect to take monthly, quarterly, semiannual or annual systematic withdrawals of a specified dollar amount. Any applicable withdrawal charges (in excess of the free withdrawal allowance) and any applicable premium taxes will be deducted. To elect this option, an election form provided by the Company must be completed. Systematic withdrawals may be stopped at any time provided the Company receives at least 30 days' written notice.

We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to contract owners (where allowed by state law).

Each systematic withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty tax may be imposed on systematic withdrawals if the contract owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

MANAGED DISTRIBUTION PROGRAM. Under the Systematic Withdrawal option, you may choose to participate in the Managed Distribution Program. At no cost to you, you may instruct the Company to calculate and make minimum distributions that may be required by the IRS upon reaching age 70 1/2. (See "Federal Tax Considerations".) These payments will not be subject to the withdrawal charge and will be in lieu of the 20% free withdrawal allowance. No Dollar Cost Averaging will be permitted if you are participating in the Managed Distribution Program.

                             CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------

GENERAL

We deduct the charges described below. The charges are for the service and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. We may also deduct a charge for taxes. Services and benefits we provide include:

          - the ability for you to make withdrawals and surrenders under the Contracts;

          - the death benefit paid on the death of the annuitant;


          - the available funding options and related programs, (including a managed distribution program);


          - administration of the annuity options available under the Contracts;

          - distribution of various reports to contract owners.

Costs and expenses we incur include:

          - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts;

          - sales and marketing expenses, and

          - other costs of doing business.

Risks we assume include:

          - the annuitants may live longer than estimated when the annuity factors under the Contracts were established;

          - the amount of the death benefit will be greater than the contract value;

          - the costs of providing the services and benefits under the contracts will exceed the charges deducted.

Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.


We may reduce or eliminate the withdrawal charge and/or the mortality and expense risk charge under the Contract when certain sales or administration of the Contract result in savings or reduced expenses and/or risks. For certain trusts, we may change the order in which purchase payments and earnings are withdrawn in order to determine the withdrawal charge. We will not reduce or eliminate the withdrawal charge where such reduction or elimination would be unfairly discriminatory to any person.

WITHDRAWAL CHARGE

We do not deduct a sales charge from purchase payments when they are made to the Contract. However, a withdrawal charge (deferred sales charge) will be deducted if any or all of the contract value is withdrawn during the first five years following a purchase payment. The length of time from when we receive the purchase payment to the time of withdrawal determines the amount of the charge.

The withdrawal charge is equal to a percentage of the amount of purchase payments, plus any credits applied, which are withdrawn from the Contract and is calculated as follows:

    LENGTH OF TIME FROM
      PURCHASE PAYMENT                  WITHDRAWAL
     (NUMBER OF YEARS)                    CHARGE
             1                              5%
             2                              4%
             3                              3%
             4                              2%
             5                              1%
      6 and thereafter                      0%

For purposes of the withdrawal charge calculation, withdrawals will be deemed to be taken in the following order:


          (a) first from any purchase payments and associated credits to which no withdrawal charge applies;


          (b) next from any remaining free withdrawal amount (as described below) after the reduction by the amount of (a);

          (c) next from remaining purchase payments and associated credits (on a first-in, first-out basis); and then


          (d) then from contract earnings (in excess of any free withdrawal amount). Unless you instruct us otherwise, we will deduct the withdrawal charge from the amount requested.


Where permitted by state law, we will not deduct a withdrawal charge:

          (1) from payments we make due to the death of the annuitant;

          (2) if an annuity payout, other than under the Liquidity Benefit Option, (see "Liquidity Benefit") has begun;

          (3) if an income option of at least ten years' duration is elected;


          (4) from amounts withdrawn which are deposited to other contracts issued by us or our affiliate (subject to Our approval);


          (5) if withdrawals are taken under our Managed Distribution Program, if elected by you (see "Access to Your Contract Values"); or

          (6) if you are confined to an Eligible Nursing Home, as described in Appendix B.

FREE WITHDRAWAL ALLOWANCE

There is a 20% free withdrawal allowance available each year. During the first contract year, the available withdrawal amount will be 20% of the initial purchase payment. After the first contract year, the available withdrawal amount will be calculated as of the end of the previous contract year. The free withdrawal allowance applies to partial withdrawals and to full withdrawals, except those transferred directly to annuity contracts issued by other financial institutions. In Washington state, the free withdrawal provision applies to all withdrawals.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 5%, depending upon jurisdiction. The Company is responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. Where required, the Company will deduct any applicable premium taxes from the contract value either upon death, surrender, annuitization, or at the time purchase payments are made to the Contract, but no earlier than when the Company has a tax liability under state law.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, the Company deducts a mortality and expense risk charge. The deduction is reflected in our calculation of accumulation and annuity unit values. For the Standard Death Benefit, this charge equals, on an annual basis,
 .80% of the amounts held in each funding option. For the Optional Death Benefit and Credit, the charge equals on an annual basis, 1.25%. We reserve the right to lower the charge at any time.

FUNDING OPTION EXPENSES

The deductions from and expenses paid out of the assets of the various funding options are summarized in the fee table and are described in the accompanying prospectuses.

FLOOR BENEFIT/LIQUIDITY BENEFIT CHARGES

If the Variable Annuitization Floor Benefit is selected, a charge is deducted upon election of this benefit. This charge compensates us for guaranteeing a minimum variable annuity payment regardless of the performance of the funding options selected by you. This charge will vary based upon market conditions, but will never increase your annual separate account charge by more than 3%. The charge will be set at the time of election, and will remain level throughout the term of annuitization. If the Liquidity Benefit is selected, there is a surrender charge of 5% of the amount withdrawn. Please refer to "The Annuity Period" for a description of these benefits.

CHART ASSET ALLOCATION PROGRAM CHARGES

Under the CHART Program, purchase payments and cash values are allocated among the specified asset allocation funds. The charge for this advisory service is equal to a maximum of .80% of the assets subject to the CHART Program. The CHART Program fee will be paid by quarterly withdrawals from the cash values allocated to the asset allocation funds. The Company will not treat these withdrawals as taxable distributions. Please refer to "Miscellaneous Contract Provisions" for further information.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the contract, we reserve the right to charge you proportionately for this tax.

                              OWNERSHIP PROVISIONS
--------------------------------------------------------------------------------

TYPES OF OWNERSHIP

Contract owner (you). The Contract belongs to the contract owner named in the Contract (on the Specifications page). The annuitant is the individual upon whose life the maturity date and the amount of monthly annuity payments depend. Because this is a qualified contract, the contract owner and the annuitant must always be the same person. You have sole power to exercise any rights and to receive all benefits given in the contract provided you have not named an irrevocable beneficiary.

Beneficiary. The beneficiary is named by you in a written request. The beneficiary has the right to receive any remaining contractual benefits upon your death. If more than one beneficiary survives the annuitant, they will share equally in benefits unless different shares are recorded with the Company by written request before your death.

Unless an irrevocable beneficiary has been named, you have the right to change any beneficiary by written request and while the Contract continues.

                                 DEATH BENEFIT
--------------------------------------------------------------------------------

DEATH PROCEEDS BEFORE THE MATURITY DATE

The person chosen as the beneficiary will receive a death benefit upon the death of any owner/annuitant before the maturity date. You may select either the Standard Death Benefit or the Optional Death Benefit and Credit at the time of purchase:

STANDARD DEATH BENEFIT:


------------------------------------------------------------------------------------------
    ANNUITANT'S AGE                              DEATH BENEFIT PAYABLE
  ON THE CONTRACT DATE                  (CALCULATED AS OF THE DEATH REPORT DATE)
------------------------------------------------------------------------------------------
 Before age 80                Greater of:
                              (1) contract value, or
                              (2) total purchase payments less any withdrawals (and
                              related charges).
------------------------------------------------------------------------------------------
 On or after age 80           Contract value.
------------------------------------------------------------------------------------------

OPTIONAL DEATH BENEFIT AND CREDIT


The Optional Death Benefit and Credit varies depending on the Annuitant's age on the contract date.




------------------------------------------------------------------------------------------
    ANNUITANT'S AGE                              DEATH BENEFIT PAYABLE
  ON THE CONTRACT DATE                  (CALCULATED AS OF THE DEATH REPORT DATE)
------------------------------------------------------------------------------------------
 Under Age 70                 IF NOTIFIED WITHIN 6 MONTHS OF THE DEATH: Greatest of:
                              (1) contract value;
                              (2) total purchase payments, less any withdrawals (and
                                  related charges), or
                              (3) maximum Step Up death benefit value (described below)
                              associated with contract date anniversaries beginning with the 5th, and ending with the last before the annuitant's
                                  76th birthday.
                              IF NOTIFIED 6 MONTHS OR MORE AFTER THE DEATH: contract value
                              (unless prohibited by state law)
------------------------------------------------------------------------------------------
 Age 70-75                    IF NOTIFIED WITHIN 6 MONTHS OF THE DEATH: Greatest of:
                              (1) above,
                              (2) above, or
                              (3) the Step Up death benefit value (described below)
                              associated with the 5th contract date anniversary.
                              IF NOTIFIED 6 MONTHS OR MORE AFTER THE DEATH: contract value
                              (unless prohibited by state law)
------------------------------------------------------------------------------------------
 Age 76-80                    Greater of (1) or (2) above.
------------------------------------------------------------------------------------------
 Age over 80                  The contract value.
------------------------------------------------------------------------------------------


All death benefit values described above are calculated at the close of business on the date the Company received due proof of death and written distribution instructions (the death report date). The amounts will be reduced by any applicable premium taxes due and any outstanding loans.

STEP-UP DEATH BENEFIT VALUE

A separate Step-Up death benefit value will be established on the fifth contract date anniversary, and on each subsequent contract date anniversary on or before the death report date and will initially equal the contract value on that anniversary. After a Step-Up death benefit value has been established, it will be recalculated each time a purchase payment is made or a partial surrender is taken until the death report date. Step-Up death benefit values will be recalculated by increasing them by the amount of each applicable purchase payment and by reducing them by a Partial Surrender Reduction (as described below) for each applicable partial surrender. Recalculations of

Step-Up death benefit values related to any purchase payments or any partial surrenders will be made in the order that such purchase payments or partial surrenders occur.

The Partial Surrender Reduction referenced above is equal to:

        (1) the amount of a Step-Up death benefit value immediately prior to the reduction for the partial surrender, multiplied by

        (2) the amount of the partial surrender divided by the contract value immediately prior to the partial surrender.

DEATH PROCEEDS AFTER THE MATURITY DATE

If the death of the annuitant occurs on or after the maturity date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity option then in effect.

PAYMENT OF PROCEEDS

Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

The Company will pay the proceeds to the beneficiary(ies), or if none, to the contract owner's estate.
                               THE ANNUITY PERIOD
--------------------------------------------------------------------------------

MATURITY DATE


Under the Contract, you can receive scheduled annuity payments. You can choose the month and the year in which those payments begin (maturity date). While the annuitant is alive, you can change your selection any time up to 30 days prior the maturity date. Annuity payments will begin on the maturity date requested by you unless the Contract has been fully surrendered or the proceeds have been paid to the beneficiary before that date. Annuity payments are a series of periodic payments (a) for life; (b) for life with either a minimum number of payments or a specific amount assured; or (c) for the joint lifetime of the annuitant and another person, and thereafter during the lifetime of the survivor or (d) for a number of payments assured. We may require proof that the annuitant is alive before annuity payments are made.


You may annuitize your contract immediately after purchase, or select a later maturity date. Unless you elect otherwise, the maturity date will be the later of the annuitant's 90th birthday, or ten years after the effective date of the Contract. In certain states, the maturity date elected may not be later than the annuitant's 90th birthday.

Certain annuity options taken at the maturity date may be used to meet the minimum required distribution requirements of federal tax law, or a program of partial surrenders may be used instead. Depending on your plan, these mandatory distribution requirements take effect generally upon either the later of the contract owner's attainment of age 70 1/2 or year of retirement; or the death of the contract owner. Please refer to the optional, no-cost Managed Distribution Program described in the "Access to Your Money" section of this prospectus. Independent tax advice should be sought regarding the election of minimum required distributions.

LIQUIDITY BENEFIT


If you select any annuity option which guarantees you payments for a minimum period of time, ("period certain") you may take a lump sum payment (equal to a portion or all of the value of the remaining payments) any time after the first contract year. There is a surrender charge of 5% of the amount withdrawn under this option.



For variable annuity payments, we use the Assumed Net Investment Factor, ("ANIF") as the interest rate to determine the lump sum amount. If you request only a percentage of the amount available, we will reduce the amount of each payment during the rest of the period certain by that percentage. After the period expires, your payments will increase to the level as if no liquidation had taken place.

For fixed annuity payments, we calculate the present value of the remaining period certain payments using a current interest rate. The current interest rate used depends on the amount of time left in the annuity option you elected. The current rate will be the same rate we would give to someone electing an annuity option for that same amount of time. If you request a percentage of the amount available during the period certain, we will reduce the amount of each payment during the rest of the period certain by that percentage. After the period certain expires, your payments will increase to the level as if no liquidation had taken place.



The market value adjustment formula for calculating the present value described above for fixed annuity payments is as follows:


              Present Value =LOGO[Payment(s) X (1/1 + iC)(t/365)]

Where

iC   =    the interest rate described above
n    =    the number of payments remaining in the contract owner's
          certain period at the time of request for this benefit
t    =    number of days remaining until that payment is made,
          adjusting for leap years.

See Appendix C for examples of this market value adjustment.

ALLOCATION OF ANNUITY


If, at the time annuity payments begin, no election has been made to the contrary, the cash surrender value will be applied to provide an annuity funded by the same funding options selected during the accumulation period. At least 30 days before the maturity date, you may transfer the contract value among the funding options in order to change the basis on which annuity payments will be determined. (See "Transfers.")


ANNUITIZATION CREDIT. This credit is applied to the contract value used to purchase one of the Annuity Options described below. The credit equals 0.5% of your contract value if you annuitize during contract years 2-5, 1% during contract years 6-10, and 2% after contract year 10. There is no credit applied to contracts held less than 1 year.

VARIABLE ANNUITY


You may choose to receive annuity payments that are based on the performance of one or more of the variable funding options. This is called a variable payout because the amount you receive each month will increase or decrease depending on how the variable funding options perform. When you annuitize, we will credit you with annuity units. An annuity unit measures the dollar value of an annuity payment. We determine the number of annuity units to credit you with by dividing the first monthly annuity payment for each funding option by the accumulation unit value for that funding option as of 14 days before the annuity payments begin. The number of annuity units (but not their value) remains fixed during the annuity period.



HOW WE DETERMINE THE FIRST ANNUITY PAYMENT. The Contract contains tables used to determine the first monthly annuity payment. If a variable annuity is elected, the amount applied to it will be the value of the funding options as of 14 days before the annuity payments begin less any premium taxes due.



The first monthly payment amount depends on the annuity option elected, the annuitant's adjusted age, and the ANIF selected by you at the time of annuitization (3% or 5%). The Contract contains a formula for determining the adjusted age. We calculate the first monthly payment by multiplying the benefit per $1,000 applied, shown in the Contract tables, by the number of thousands of dollars of contract value applied to the annuity option. The ANIF is used to determine the guaranteed payout rates shown. If you select the 5% ANIF, your initial payments will be higher. If you select the 3% ANIF, the amount of your payments will increase more quickly. If net investment rates are higher at the time annuitization is selected, payout rates will be higher than those shown. Payout rates will not be lower than those shown. We reserve the right to require satisfactory proof of an annuitant's age before we make the first annuity payment.

HOW WE DETERMINE THE PAYMENTS AFTER THE FIRST. The dollar amount of all annuity payments after the first will change from month to month based on the investment performance of the applicable funding options. The total amount of each annuity payment will equal the sum of the basic payments in each funding option. The actual amounts of these payments are determined by multiplying the number of annuity units credited to each funding option by the corresponding annuity unit value as of the date 14 days before the payment is due.



FIXED ANNUITY


You may choose a fixed annuity that provides payments which do not vary during the annuity period. We will calculate the dollar amount of the first fixed annuity payment as described under "Variable Annuity," except that the amount applied to effect the annuity will be determined as of the date annuity payments begin. If it would produce a larger payment, the first fixed annuity payment will be determined using the Fixed Life Annuity Tables in effect on the maturity date.

If you have elected the Increasing Benefit Option, the payments will be calculated as above, however, the initial payment will be less than that reflected in the table and the subsequent payments will be increased by the percentage you elected.

                                 PAYOUT OPTIONS
--------------------------------------------------------------------------------

ELECTION OF OPTIONS


You can change your annuity option selection any time up to the maturity date. Once annuity payments have begun, no further elections are allowed.



AUTOMATIC OPTION. Unless we are directed otherwise before the maturity date, we will pay you (or another designated payee) the first of a series of fixed monthly annuity payments based on your lifetime in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain contracts, Annuity Option 4 (Joint and Last Survivor Joint Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the contract.


The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the contract value in a lump-sum.


On the maturity date, we will pay the amount due under the Contract as described above. You must elect an option in writing, in a form satisfactory to the Company. Any election made during your lifetime must be made by you.



VARIABLE ANNUITIZATION FLOOR BENEFIT. This benefit may not be available, or may only be available under certain annuity options, if we determine the market conditions so dictate. If available, the Company will guarantee that, regardless of the performance of the funding options selected by you, your annuity payments will never be less than a certain percentage of your first annuity payment. This percentage will vary depending on market conditions, but will never be less than 50%. You may not elect this benefit if you are over age 80. Additionally, you must select from certain funds available under this guarantee. Currently, these funds are the Equity Index Portfolio Class II, the Travelers Quality Bond Portfolio, and the U.S. Government Securities Portfolio. We may, at our discretion increase or decrease the number of funds available under this benefit. This benefit is not currently available under Option 5. The benefit is not available with the 5% ANIF under any option. If you select this benefit, you may not elect to liquidate any portion of your contract.


There is a charge for this guarantee, which will begin upon election of this benefit. This charge will vary based upon market conditions, and will be established at the time the benefit is elected. Once established, the charge will remain level throughout the remainder of the annuitization, and will never increase your annual separate account charge by more than 3% per year.

We reserve the right to restrict the amount of contract value to be annuitized under this benefit.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, all or any part of the contract value may be paid under one or more of the following annuity options. We may offer additional options. Options 1-5 below may be applied to either a Fixed or Variable Annuity.

INCREASING BENEFIT OPTION. For Fixed Annuities, the annuity payment you receive may be either level (except after death of Primary Payee in Option 4) or increasing. If increasing payments are elected, the initial payment will be less than the corresponding level payment for the same annuity option, but your payments will increase on each contract date anniversary by a percentage chosen by you. You may choose a whole number from 1 to 4%.


Option 1 -- Life Annuity -- No Refund. The Company will make annuity payments during your lifetime ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.



Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly annuity payments during your lifetime, with the agreement that if, at your death, payments have been made for less than 120, 180 or 240 months as elected, we will continue making payments to the beneficiary during the remainder of the period.



Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular annuity payments during your lifetime and the lifetime of a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.



Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make annuity payments during the lifetimes of you and a second person. One will be designated the primary payee, the other will be designated the secondary payee. On the death of the secondary payee, the Company will continue to make monthly annuity payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make annuity payments to the secondary payee in an amount equal to 50% of the payments which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.


Option 5 -- Payment for a Fixed Period. The Company will make monthly payments for the period selected.


Option 6 -- Income Option: The Company will make a certain number of payments which are not based on the annuitant's lifetime.


                       MISCELLANEOUS CONTRACT PROVISIONS
--------------------------------------------------------------------------------

RIGHT TO RETURN


For most individual and group Contracts, the Contract may be returned for a full refund of all purchase payments made, without adjustment for any premium tax or contract charges within ten days after the delivery of the Contract to the contract owner, unless state law requires a longer period. The contract owner bears the investment risk during the right to return period.



TERMINATION


You do not need to make any purchase payments after the first to keep the Contract in effect. However, we reserve the right to terminate the Contract on any business day if the contract value as of that date is less than $2,000 and no purchase payments have been made for at least two years, unless otherwise specified by state law. Termination will not occur until 31 days after the

Company has mailed notice of termination to the contract owner's last known address and to any assignee of record. If the Contract is terminated, we will pay you the contract value, less any applicable contract or premium tax charges.

REQUIRED REPORTS

As often as required by law, but at least once in each contract year before the due date of the first annuity payment, we will furnish a report showing the number of accumulation units credited to the Contract and the corresponding accumulation unit value(s) as of the date of the report for each funding option to which the contract owner has allocated amounts during the applicable period. The Company will keep all records required under federal or state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists as determined by the SEC so that the sale of securities held in the Separate Account may not reasonably occur or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders.

FINANCIAL STATEMENTS

The Financial Statements for the Company are attached to this prospectus. Because the separate account is new, it has no financial statements. When available, the financial statements for the separate account will be available through annual reports to shareholders. These reports will also be accessible through the SEC'S website that appears on the first page of this prospectus.

                              THE SEPARATE ACCOUNT
--------------------------------------------------------------------------------

The Travelers Separate Account Six For Variable Annuities ("Separate Account Six") was established on June 8, 1998 and is registered with the SEC as a unit investment trust (separate account) under the Investment Company Act of 1940, as amended (the "1940 Act"). The assets of Separate Account Six will be invested exclusively in the shares of the variable funding options.

The assets of Separate Account Six are held for the exclusive benefit of the owners of this separate account, according to the laws of Connecticut. The assets held by Separate Account Six are not chargeable with liabilities arising out of any other business which the Company may conduct. Obligations under the Contract are obligations of the Company.

All investment income and other distributions of the funding options are payable to Separate Account Six. All such income and/or distributions are reinvested in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.

PERFORMANCE INFORMATION

From time to time, we may advertise several types of historical performance for the Contract's funding options. We may advertise the "standardized average annual total returns" of the funding option, calculated in a manner prescribed by the SEC, as well as the "nonstandardized total return," as described below. Specific examples of the performance information appear in the SAI.

STANDARDIZED METHOD. Quotations of average annual total returns are computed according to a formula in which a hypothetical initial investment of $1,000 is applied to the funding option, and then related to ending redeemable values over one-, five-, and ten-year periods, or for a period covering the time during which the funding option has been in existence, if less. These quotations reflect the deduction of all recurring charges during each period (on a pro rata basis in the case of fractional periods). Each quotation assumes a total redemption at the end of each period.

NONSTANDARDIZED METHOD. Nonstandardized "total returns" will be calculated in a similar manner based on the performance of the funding options over a period of time, usually for the calendar year-to-date, and for the past one-, three-, five- and ten-year periods. The withdrawal charge is not reflected because the contract is designed for long-term investment.


For funding options that were in existence prior to the date they became available under the Separate Account, the standardized average annual total return quotations may be accompanied by returns showing the investment performance that such funding options would have achieved (reduced by the applicable charges) had they been held under the Contract for the period quoted. The total return quotations are based upon historical earnings and are not necessarily representative of future performance.


GENERAL Within the guidelines prescribed by the SEC and the National Association of Securities Dealers, Inc. ("NASD"), performance information may be quoted numerically or may be presented in a table, graph or other illustration. Advertisements may include data comparing performance to well-known indices of market performance (including, but not limited to, the Dow Jones Industrial Average, the Standard & Poor's (S&P) 500 Index and the S&P 400 Index, the Lehman Brothers Long T-Bond Index, the Russell 1000, 2000 and 3000 Indices, the Value Line Index, and the Morgan Stanley Capital International's EAFE Index). Advertisements may also include published editorial comments and performance rankings compiled by independent organizations (including, but not limited to, Lipper Analytical Services, Inc. and Morningstar, Inc.) and publications that monitor the performance of the Separate Account and the variable funding options.

                           FEDERAL TAX CONSIDERATIONS
--------------------------------------------------------------------------------

The following general discussion of the federal income tax consequences under this Contract is not intended to cover all situations, and is not meant to provide tax advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax adviser regarding your personal situation. For your information, a more detailed tax discussion is contained in the SAI.

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for money put into an annuity. The Internal Revenue Code (Code) governs how this money is ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below. This contract is intended primarily for use as a qualified annuity, therefore this tax discussion will be limited to such contracts.

QUALIFIED CONTRACTS

If you purchase an annuity contract with proceeds of an eligible rollover distribution from any pension plan, specially sponsored program, or individual retirement annuity (IRA) with pre-tax dollars, your contract is referred to as a qualified contract. Some examples of qualified contracts are: IRAs, 403(b) annuities, pension and profit-sharing plans (including 401(k) plans), Keogh Plans, and certain other qualified deferred compensation plans.

Under a qualified annuity, since amounts paid into the contract have not yet been taxed, the full amount of all distributions, including lump-sum withdrawals and annuity payments, are taxed at the ordinary income tax rate unless the distribution is transferred to an eligible rollover account or contract. The Contract is available as a vehicle for IRA rollovers and for other qualified contracts.

There are special rules which govern the taxation of qualified contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. We have provided a more complete discussion in the SAI.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS

Taxable distributions taken before the contract owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the contract owner. Other exceptions may be available in certain qualified plans.

TAXATION OF SURRENDERS UNDER LIQUIDITY FEATURE

As discussed above, no taxable income is recognized prior to the distribution of proceeds to the Contract Owner. The Liquidity Benefit available under this Contract is a distribution under the Code, and is therefore subject to ordinary income tax as well as the penalty tax for premature distributions, if applicable.

OWNERSHIP OF THE INVESTMENTS

Assets in the separate accounts, also referred to as segregated asset accounts, must be owned by the Company and not by the Contract Owner for federal income tax purposes. Otherwise, the deferral of taxes is lost and income and gains from the accounts would be includable annually in the Contract Owner's gross income.

The Internal Revenue Service has stated in published rulings that a variable contract owner will be considered the owner of the assets of a segregated asset account if the owner possesses an incident of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department announced, in connection with the issuance of temporary regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets of the account." This announcement, dated September 15, 1986, also stated that the guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts [of a segregated asset account] without being treated as owners of the underlying assets." As of the date of this prospectus, no such guidance has been issued.

The Company does not know if such guidance will be issued, or if it is, what standards it may set. Furthermore, the Company does not know if such guidance may be issued with retroactive effect. New regulations are generally issued with a prospective-only effect as to future sales or as to future voluntary transactions in existing contracts. The Company therefore reserves the right to modify the contract as necessary to attempt to prevent Contract Owners from being considered the owner of the assets of the separate account.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS


Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement. Distributions must begin or be continued according to required patterns following the death of the contract owner or annuitant of qualified annuities.

                             AVAILABLE INFORMATION
--------------------------------------------------------------------------------

The Company is subject to the information requirements of the Securities Exchange Act of 1934 (the "1934 Act"), as amended, and files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. and at the Commission's Regional Offices located at Seven World Trade Center, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

Under the Securities Act of 1933, the Company has filed with the Commission a registration statement (the "Registration Statement") relating to the Contracts offered by this Prospectus. This Prospectus has been filed as a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement and the exhibits, and reference is hereby made to such Registration Statement and exhibits for further information relating to the Company and the Contracts. The Registration Statement and the exhibits may be inspected and copied as described above. Although the Company does furnish the Annual report on Form 10-K for the year ended December 31, 1998 to owners of contracts or certificates, the Company does not plan to furnish subsequent annual reports containing financial information to the owners of contracts or certificates described in this Prospectus.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
--------------------------------------------------------------------------------

The Company's latest Annual Report on Form 10-K has been filed with the Commission pursuant to Section 15(d) of the 1934 Act.


The Form 10-K for the fiscal year ended December 31, 1998 contains additional information about the Company, including audited financial statements for the Company's latest fiscal year. It was filed on March 17, 1999 via Edgar; File No. 33-33691.


If requested, the Company will furnish, without charge, to each person to whom a copy of this Prospectus is delivered, a copy of the documents referred to above which have been incorporated by reference in the Prospectus, other than exhibits to the documents (unless such exhibits are specifically incorporated by reference in such documents). Any such requests should be directed to The Travelers Insurance Company, One Tower Square, Hartford, Connecticut 06183-5030,
Attention: Annuity Services. The telephone number is (860) 422-3985. You may also obtain copies of any documents, incorporated by reference into this prospectus by accessing the SEC's website (http://www.sec.gov).

                               OTHER INFORMATION
--------------------------------------------------------------------------------

THE INSURANCE COMPANY


The Travelers Life and Annuity Company is a stock insurance company chartered in 1973 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in a majority of the states of the United States, and intends to seek licensure in the remaining states of the United States, except New York. The Company is an indirect wholly owned subsidiary of Citigroup Inc. The Company's Home Office is located at One Tower Square, Hartford, Connecticut 06183.

YEAR 2000 COMPLIANCE

The Company is highly dependent on computer systems and systems applications for conducting its ongoing business functions. In 1996, TIC and its subsidiaries, including TLAC, began the process of identifying, assessing and implementing changes to computer programs to address the Year 2000 issue and developed a comprehensive plan that encompasses TIC and its insurance subsidiaries, to address the issue. The issue involves the ability of computer systems that have time sensitive programs to recognize properly the Year 2000. The inability to do so could result in major failures or miscalculations that would disrupt the Company's ability to meet its customer and other obligations on a timely basis.

The Company has achieved substantial compliance with respect to its business critical systems in accordance with its Year 2000 plan and is in the process of certification to validate compliance. The Company anticipates completing the certification process by June 30, 1999. An ongoing re-certification process will be put in place for third and fourth quarter 1999 to ensure all systems and products remain compliant.

The total cost associated with the required modifications and conversions is being expensed as incurred in the period 1996 through 1999. The Company also has third party customers, financial institutions, vendors and others with which it conducts business and has confirmed their plans to address and resolve Year 2000 issues on a timely basis. While it is likely that these efforts by third party vendors and customers will be successful, it is possible that a series of failures by third parties could have a material adverse effect on the Company's results of operations in future periods.

In addition, the Company is developing contingency plans to address perceived risks associated with the Year 2000 effort. These include business resumption plans to address the possibility of internal systems failures and the possibility of failure of systems or processes outside the Company's control. As of year-end 1998, the Company has completed initial business resumption contingency plans which would enable business critical units to function beginning January 1, 2000 in the event of an unexpected failure. Business resumption contingency plans are expected to be finalized by June 30, 1999. Preparations for the management of the date change will continue through 1999.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

The Company intends to sell the Contracts in all jurisdictions where it is licensed to do business and where the Contract is approved. Any sales representative or employee who sells the Contracts will be qualified to sell variable annuities under applicable federal and state laws. Each broker-dealer is registered with the SEC under the Securities Exchange Act of 1934, and all are members of the NASD. The principal underwriter and distributor of the Contracts is CFBDS, Inc., 21 Milk St., Boston, MA. CFBDS, Inc. is not affiliated with the Company or the Separate Account.

Up-front compensation paid to sales representatives will not exceed 7.00 % of the purchase payments made under the Contracts. If asset-based compensation is paid, it will not exceed 2% of the average account value annually. From time to time, the Company may pay or permit other promotional incentives, in cash, credit or other compensation.

CONFORMITY WITH STATE AND FEDERAL LAWS

The Contract is governed by the laws of the state in which it is delivered. Any paid-up annuity, contract value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which the Contract is delivered. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the legal requirements of any governmental agency to which the Company, the Contract or the contract owner is subject. Where a state requires contract owner approval, we will comply.

VOTING RIGHTS

The Company is the legal owner of the shares of the funding options. However, we believe that when a funding option solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares we own on our own behalf. Should we determine that we are no longer required to comply with the above, we will vote on the shares in our own right.

LEGAL PROCEEDINGS AND OPINIONS


There are no pending material legal proceedings affecting the Separate Account, the Principal Underwriter or the Company. Legal matters in connection with the federal laws and regulations affecting the issue and sale of the Contract described in this prospectus, as well as the organization of the Company, its authority to issue variable annuity contracts under Connecticut law and the validity of the forms of the variable annuity contracts under Connecticut law, have been reviewed by the General Counsel of the Company.

                                   APPENDIX A
--------------------------------------------------------------------------------

          TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to The Travelers Insurance Company. A list of the contents of the Statement of Additional Information is set forth below:

     The Insurance Company
     Principal Underwriter

     Distribution and Principal Underwriting Agreement

     Valuation of Assets
     Mixed and Shared Funding
     Performance Information
     Federal Tax Considerations
     Independent Accountants
     Financial Statements

--------------------------------------------------------------------------------

Copies of the Statement of Additional Information dated May 1, 1999 (Form No. 21256S) are available without charge. To request a copy, please clip this coupon on the dotted line above, enter your name and address in the spaces provided below, and mail to: The Travelers Insurance Company, Annuity Services, One Tower Square, Hartford, Connecticut 06183-9061.

Name:

Address:

                      THIS PAGE INTENTIONALLY LEFT BLANK.

                                   APPENDIX B
--------------------------------------------------------------------------------

            WAIVER OF WITHDRAWAL CHARGE FOR NURSING HOME CONFINEMENT


 (This waiver is not available if the Annuitant is age 71 or older on the date the Contract is issued. Please refer to your contract for any state variations of this Waiver.)


If, after the first contract year and prior to the maturity date of the Contract, the annuitant begins confinement in an Eligible Nursing Home, and remains confined for the qualifying period, you may make a total or partial withdrawal, subject to the maximum withdrawal amount described below, without incurring a Withdrawal Charge. In order for the Withdrawal Charge to be waived, the withdrawal must be made during continued confinement in an Eligible Nursing Home after the qualifying period has been satisfied, or within sixty (60) days after such confinement ends. The qualifying period is confinement in an Eligible Nursing Home for ninety (90) consecutive days. We will require proof of confinement in a form satisfactory to us, which may include certification by a licensed physician that such confinement is medically necessary.

An Eligible Nursing Home is defined as an institution or special nursing unit of a hospital which:

(a) is Medicare approved as a provider of skilled nursing care services; and

(b) is not, other than in name only, an acute care hospital, a home for the aged, a retirement home, a rest home, a community living center, or a place mainly for the treatment of alcoholism, mental illness or drug abuse.

                                       OR

Meets all of the following standards:

(a) is licensed as a nursing care facility by the state in which it is licensed;

(b) is either a freestanding facility or a distinct part of another facility such as a ward, wing, unit or swing-bed of a hospital or other facility;

(c) provides nursing care to individuals who are not able to care for themselves and who require nursing care;

(d) provides, as a primary function, nursing care and room and board; and charges for these services;

(e) care is provided under the supervision of a licensed physician, registered nurse (RN) or licensed practical nurse (LPN);

(f) may provide care by a licensed physical, respiratory, occupational or speech therapist; and

(g) is not, other than in name only, an acute care hospital, a home for the aged, a retirement home, a rest home, a community living center, or a place mainly for the treatment of alcoholism, mental illness or drug abuse.

FILING A CLAIM: You must provide the Company with written notice of a claim during continued confinement following completion of the qualifying period, or within sixty days after such confinement ends.

The maximum withdrawal amount available without incurring a Withdrawal Charge is the contract value on the next valuation date following written proof of claim, less any purchase payments made within a one year period prior to the date confinement in an Eligible Nursing Home begins, less any additional purchase payments made on or after the Annuitant's 71st birthday.

Any withdrawal requested which falls under the scope of this waiver will be paid as soon as we receive proper written proof of your claim, and will be paid in a lump sum. You should consult with your personal tax adviser regarding the taxable nature of any withdrawals taken from your contract.

                      THIS PAGE INTENTIONALLY LEFT BLANK.

                                   APPENDIX C
--------------------------------------------------------------------------------

MARKET VALUE ADJUSTMENT

If you (the Annuitant) have selected any period certain option, you may elect to surrender a payment equal to a portion or all of the present value of the remaining period certain payments any time after the first contract year. There is a surrender charge of 5% of the amount withdrawn under this option.

For fixed annuity payments, we calculate the present value of the remaining period certain payments using a current interest rate. The current interest rate is the then current annual rate of return offered by Us on new Fixed Annuity period certain only annuitizations for the amount of time remaining in the certain period. If the period of time remaining is less than the minimum length of time for which we offer a new Fixed Annuity Period Certain Only Annuitization, then the interest rate will be the rate of return for that minimum length of time.

The formula for calculating the Present Value is as follows:

              Present Value =LOGO[Payment(s) X (1/1 + iC)(t/365)]
Where
        iC = the interest rate described above
        n = the number of payments remaining in the contract owner's certain period at the time of request for this benefit t = number of days remaining until that payment is made, adjusting for leap years.

If you request a percentage of the total amount available, the remaining period certain payments will be reduced by that percentage for the remainder of the certain period. After the certain period expires, any remaining payments will increase to the level they would have been had no liquidation taken place.

Illustration:

Amount Annuitized:  $12,589.80
Annuity Option:     Life w/10 Year Certain
                    $1,000 Annually--first payment
Annuity Payments:   immediately

For the purposes of this illustration, assume after two years (immediately preceding the third payment), you choose to receive full liquidity, and the current rate of return which we are then crediting for 8 year fixed Period Certain Only Annuitizations is 4.00%. The total amount available for liquidity is calculated as follows:

1000 + (1000/1.04) + (1000/1.04)( 7/8)2 + (1000/1.04)( 7/8)3 +

(1000/1.04)( 7/8)4 + (1000/1.04)( 7/8)5 + (1000/1.04)( 7/8)6 +

(1000/1.04)( 7/8)7 = $7002.06

The surrender penalty is calculated as 5% of $7,002.06, or $350.10.

The net result to you after subtraction of the surrender penalty of $350.10 would be $6,651.96.

You would receive no more payments for 8 years. After 8 years, if you are still living, you will receive $1000 annually until your death.

L-21256                                                                May, 1999

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.    Other Expenses of Issuance and Distribution

Registration Fees: $2,780.00 for $10,000,000 in interests of Fixed Account Annuitization Options with a Market Value Adjustment Cash Out Feature.

Estimate of Printing Costs:  $10,000

Cost of Independent Auditors:  $5,000


Item 15.    Indemnification of Directors and Officers

Sections 33-770 to 33-778, inclusive of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is wholly successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation and in all other cases, his conduct was at least not opposed to the best interests of the corporation, and in a criminal case he had no reasonable cause to believe his conduct was unlawful; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

Citigroup Inc. also provides liability insurance for its directors and officers and the directors and officers of its subsidiaries, including the Registrant. This insurance provides for coverage against loss from claims made against directors and officers in their capacity as such, including, subject to certain exceptions, liabilities under the federal securities laws.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 16.    Exhibits

(a)      Exhibits

         1.          Distribution and Principal Underwriting Agreement.
                     (Incorporated herein by reference to Exhibit 3(a) to the Registration Statement on Form N-4, File No. 333-58783 filed November 3, 1998.)

         2.          None

         3(i). Charter of The Travelers Life and Annuity Company, as amended on April 10, 1990. (Incorporated herein by reference to Exhibit 6(a) to the Registration Statement on Form N-4, File No. 333-40191 filed November 13, 1997).

         3(ii). By-Laws of The Travelers Life and Annuity Company, as amended on October 20, 1994. (Incorporated herein by reference to Exhibit 6(b) to the Registration Statement on Form N-4, File No. 333-40191 filed November 13, 1997.)

         4. Contracts. (Incorporated herein by reference to Exhibit 4 to the Registration Statement on Form N-4, File No. 333-58783 filed November 3, 19987.)

         5. Opinion Re: Legality, Including Consent. (Incorporated herein by reference to Exhibit 5 to the Registration Statement on Form S-2 filed Decmber 29, 1998)

         8.          None.

         10.         None.

         11.         None
         12.         None
         13.         Incorporated by reference in to the text of the Prospectus.
         15.         None

         23(a).      Consent of KPMG LLP, Independent Certified Public
                     Accountants.

         23(b).      Consent of Counsel (see Exhibit 5).

         24.         Powers of Attorney authorizing Ernest J. Wright or Kathleen
                     A. McGah as signatory for Michael A. Carpenter, Jay S. Benet, J. Eric Daniels, George C. Kokulis, Robert I. Lipp, Ian R. Stuart, Katherine M. Sullivan and Marc P. Weill. (Incorporated herein by reference to Exhibit 24 to the Registration Statement on Form S-2 filed Decmber 29, 1998)

         24(b).      Power of Attorney authorizing Ernest J. Wright or Kathleen
                     A. McGah as signatory for Jay S. Benet.

Item 17.    Undertakings

The undersigned registrant hereby undertakes as follows, pursuant to Item 512(a) of Regulation S-K:

(a)         Rule 415 Offerings:

            1. To file, during any period in which offers or sales of the registered securities are being made, a post-effective amendment to this registration statement:

                      i. to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.         to reflect in the prospectus any facts or events arising after the effective date of the registration statement
                             (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price set represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement, and

                      iii. to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

            2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes as follows, pursuant to Item 512(h) of Regulation S-K:

(h)         Request for Acceleration of Effective Date:

            Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hartford, State of Connecticut, on April 9, 1999.


                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                                  (Registrant)

                       By:*JAY S. BENET
                          ------------------------------------------------------
                              Jay S. Benet, Director
                              Senior Vice President, Chief Financial Officer, Chief Accounting Officer and Controller




Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on April 9, 1999.



*MICHAEL A. CARPENTER            Director and Chairman of the Board
--------------------------
   (Michael A. Carpenter)

*JAY S. BENET                    Director and Senior Vice President,
--------------------------       Chief Financial Officer, Chief Accounting
   (Jay S. Benet)                Officer and Controller


*J. ERIC DANIELS                 Director, President and Chief Executive Officer
--------------------------
   (J. Eric Daniels)

*GEORGE C. KOKULIS               Director and Senior Vice President
--------------------------
   (George C. Kokulis)

*ROBERT I. LIPP                  Director
--------------------------
   (Robert I. Lipp)

*KATHERINE M. SULLIVAN           Director, Senior Vice President and
--------------------------       General Counsel
   (Katherine M. Sullivan)

*MARC P. WEILL                   Director and Senior Vice President
--------------------------
   (Marc P. Weill)



  *By:  /s/ Ernest J. Wright, Attorney-in-Fact

                                  EXHIBIT INDEX

Exhibit
   No.              Description                                                         Method of Filing
-------             -----------                                                         ----------------
      23(a).        Consent of KPMG LLP, Independent Certified Public                         Electronically
                    Accountants.


      24(b).        Power of Attorney authorizing Ernest J. Wright or                         Electronically
                    Kathleen A. McGah as signatory for Jay S. Benet.